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   SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                       SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
                    (Amendment No. )(1)

             Freeport-McMoran Copper & Gold Inc.
                      (Name of issuer)

         Gold-Denominated Preferred Stock, Series II
               (Title of class of securities)

                          35671D881
                       (CUSIP number)

(Continued on following page (s))

(Page 1 of 5 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).

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Page 2 of 5 Pages
CUSIP No. 35671D881

** Note ** The total number of shares reported herein is 904,000 depository shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II (the "Depository Shares"). All ownership percentages set forth herein assume that there are 4,305,580
Depository Shares outstanding.

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION
     NO.OF ABOVE PERSONS
          Societe Generale Asset Management Corp. 13-3557071

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [ ]
     (b)   [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:
5.   SOLE VOTING POWER
          0

6.   SHARED VOTING POWER
          904,000 shared with its investment advisory clients, including SoGen International Fund, Inc.

7.   SOLE DISPOSITIVE POWER
          0

8.   SHARED DISPOSITIVE POWER
          904,000 shared with its investment advisory clients, including SoGen International Fund, Inc.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          904,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          21.00%

12.  TYPE OF REPORTING PERSON*
          IV

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                          SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1
(a) Name of Issuer:
     Freeport-McMoran Copper & Gold Inc. (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
     1615 Poydras Street, New Orleans, Louisianna 70112

Item 2
(a) Names of Persons Filing:
        Societe Generale Asset Management Corp. (the "Adviser").

(b) Address of Principal Business Office:
     The principal business office of the Adviser is located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship:
     The Adviser is a Delaware corporation.

(d) Title of Class of Securities:
     Gold-Denominated Preferred Stock, Series II (the "Depository Shares").

(e) CUSIP Number:
     35671D881


Item 3
The persons filing this Schedule 13G are:
     (e) an investment adviser registered under Section
     203 of the Investment Advisers Act of 1940, as amended (the "Adviser").

                                Page 3 of 5
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Schedule 13G

Item 4
Ownership.
(a) Amount Beneficially Owned:
        The Adviser beneficially owns 904,000 Depository Shares.

(b) Percentage of class:
        The Adviser beneficially owns 21.00% of the outstanding
        Depository Shares.

(c) Number of Shares As to Which Such Persons Have:
     (i)   sole power to vote or direct the vote:
                None

     (ii)  shared power to vote or direct the vote:
               904,000 shared with its investment advisory clients, including SoGen International Fund, Inc.

     (iii) sole power to dispose or to direct the disposition of:
                None

(iv)  shared power to dispose or to direct the disposition of:
               904,000 shared with its investment advisory clients, including SoGen International Fund, Inc.

Item 5
Ownership of Five Percent or Less of a Class.
     Not Applicable.

Item 6
Ownership of More Than Five Percent on Behalf of
Another Person.
     Not Applicable.

Item 7
Identification and Classification of the Subsidiary
Which Acquired the Security  Being Reported On By the
Parent Holding Company.
     Not Applicable.

Item 8
Identification and Classification of Members of the Group.
     Not Applicable.

Item 9
Notice of Dissolution of Group:
     Not Applicable.

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Schedule 13G

Item 10
Certification.
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 1997



SOCIETE GENERALE ASSET MANAGEMENT CORP.
By:      /s/ Jean-Marie Eveillard
Title:   Jean-Marie Eveillard, President

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